Exhibit 99.1

The9 Limited Announces Expansion of U.S. Crypto Mining Operations in 32MW Deal with Compute North

Deployment of 10,000 Bitmain S19j Miners to Begin in Q2 2022

EDEN PRAIRIE, Minn., November 12, 2021 - NBTC Limited (“NBTC”), a wholly-owned subsidiary of The9 Limited (Nasdaq: NCTY), an established Internet company, and Compute North, an industry leader in economical, large-scale computing and cryptocurrency mining infrastructure, today announced an agreement for Compute North to provide more than 32MW of capacity for 10,000 Bitmain S19j miners that NBTC will deploy in the United States, beginning in the second quarter of 2022.

NBTC has an additional 14,000 Bitmain S19j miners that are expected to be deployed with hosting partners in other countries such as Canada, starting from December this year.

“We are pleased to be moving forward with Compute North as our preferred, long-term hosting provider in the United States. Upon the completion of the deployment of these 24,000 Bitmain S19j miners, we expect to be producing an additional hash rate of 2,160PH/S,” said Zhifang Cai, CEO at NBTC. “This agreement helps further our goals of sourcing hosting solutions that offer efficient and environmentally friendly power resources in facilities around the world for NBTC to deploy our cryptocurrency mining machines.”

Compute North’s robust site development pipeline and proven expertise in cryptocurrency hosting solutions enables NBTC to meet its objectives to expand operations in the United States. Further, the companies are aligned in their commitment to sustainability and operating as a strategic asset to the grid. With a consistent yet interruptible load profile, Compute North works collaboratively with power providers in support of developing an intelligent grid that relieves congestion and strengthens the stability of local power markets. NBTC will continue to seek for efficient and environmentally friendly power resources and mining facilities around the world to deploy its cryptocurrency mining machines.

Cryptocurrency mining, which may be curtailed or taken offline in periods of low supply or peak demand, presents an ideal counterpart for renewables. To activate this potential, Compute North has entered into demand response programs with select energy partners, which enables the ability to be rapidly curtailed and dispatch power to mission-critical customers, such as hospitals.

“We’re proud that Compute North’s focus on sustainable mining solutions factored into NBTC’s decision to partner with us for its upcoming U.S. deployment,” said Dave Perrill, CEO at Compute North. “Because of the unique and important relationship between our data centers and power providers, the process of mining has demonstrated the ability to provide added benefit to the energy ecosystem across the U.S., in addition to supporting the ongoing health of a truly transformative technology and digital asset class.”

About Compute North
Compute North is the North American leader in TIER 0™ computing. The company provides efficient, low-cost, and highly scalable infrastructure for clients in the blockchain, cryptocurrency mining and the distributed computing space. With operations in Texas, South Dakota, and Nebraska, Compute North brings a unique combination of data center, energy, and computing expertise to deliver the lowest cost computing in the world. For additional information, please visit www.computenorth.com.

For further information, please contact: pr@computenorth.com

About The9 Limited

The9 Limited (The9) is an Internet company listed on Nasdaq in 2004. The9 aims to become a global diversified high-tech Internet company, and is engaged in blockchain business including the operation of cryptocurrency mining and a Non-Fungible Token platform NFTSTAR.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond The9’s control. The9 may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about The9’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: The9’s goal and strategies; The9’s expansion plans; The9’s future business development, financial condition and results of operations; The9’s expectations regarding demand for, and market acceptance of, its products and services; The9’s expectations regarding keeping and strengthening its relationships with business partners it collaborates with; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in The9’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and The9 does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For further information, please contact:

Ms. Connie Sun

Investor Relations Specialist

The9 Limited

Tel: +86-21-6108-6080

Email: IR@corp.the9.com

Website: https://www.the9.com/en